

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 12, 2008

Mr. Mitchell Krebs
Chief Financial Officer
Coeur d' Alene Mines Corporation
505 Front Ave., P.O. Box "I"
Coeur d' Alene, ID 83816

> **Re: Coeur d' Alene Mines Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Schedule 14A Filed April 1, 2008**
> **Response Letter Dated May 14, 2008**
> **File No. 1-08641**

Dear Mr. Krebs:

    We have reviewed your response and have the following comments. We have
limited our review of your filing to those issues we have addressed in our comments.
Please provide a written response to our comments. Please be as detailed as necessary in
your explanation. In some of our comments, we may ask you to provide us with
information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2007

Financial Statements

Note B – Summary of Significant Accounting Policies

Metal and Other Inventory, page F-12

1.   We note your response to our prior comment number three. Please modify your
       disclosure to indicate that the inventories associated with the Endeavor and
       Broken Hill mines are held by third parties. Please quantify and present these
       inventories separately if material.

Operational Mining Properties, page F-12

2.   We note from your response to comment four from our letter dated April 30,
        2008, that drilling expenditures you incur at a producing mine to define and
        delineate residual mineral deposits that have not been classified as proven and
        probable reserves are capitalized. As there appears to be diversity in practice
        regarding the accounting treatment for such costs, please expand your accounting
        policy disclosures to address the items below. In addition, provide disclosure of
        the amounts that have been capitalized for the period and in total relative to these
        costs for each period presented.

    •   Expand your accounting policy for exploration and development costs to
        address the criteria you use to determine whether or not a drilling expenditure
        represents an exploration cost or a development cost.

    •   Please indicate, if true, that your accounting for drilling costs depends upon
        whether or not at the time the cost is incurred, the expenditure:

        a. Embodies a probable future benefit that involves a capacity, singly or in
            combination with other assets to contribute directly or indirectly to future
            net cash inflows;

        b. You can obtain the benefit and control others access to it, and,

        c. The transaction or event giving rise to your right to or control of the
            benefit has already occurred.

    •   Expand your accounting policy to explain how you determine whether or not
        you have met the above criteria,

    •   Clarify, if true, how the stage of mine development impacts whether or not an
        expenditure represents an asset.

3.   Your response to our prior comment number five remains unclear. Please clarify
        your accounting for drilling and related costs incurred to identify additional
        resources, beyond the boundaries of your known resources at your development
        or production stage properties.

Note E – Investments and Other Marketable Securities, page F-19

4.   We note your response to our prior comment number seven. Your presentation of the investment as of December 31, 2007 remains unclear. We further note your response indicates the ABCP last traded in an active market on or about August, 13, 2007. We re-issue that portion of our comment that requests you explain how you have classified (short-tem vs. long-term) the investment as of year end. Please provide support for your conclusions if you are presenting this investment as a current asset at December 31, 2007.

Non-Producing and Development Properties, page F-23

5.   We note your response to our prior comment number nine. Please clarify for us the terms of this policy. It remains unclear why this policy represents an asset beyond the period of coverage. Your response indicates the policy provides coverage during the construction phase. Please clarify if this policy is written for the entire construction phase or in shorter increments. Also, please provide us with an understanding of your coverage, if any, during the production phase.

 Engineering Comments

6.   It appears that you are referring to the accommodation noted in Instruction 3 to paragraph (b) (5) of Industry Guide 7, which is available to foreign companies and not to domestic companies in your response to comment 12. The listing provisions of the Canadian and Australian stock exchanges were developed by self regulated entities and as such are not foreign law. Please modify your filing disclosure to remove your resource disclosures, and ensure your disclosures of mineralized material do not include inferred resources.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Kevin Stertzel at (202) 551-3723, or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718

Mr. Mitchell Krebs
Coeur d' Alene Mines Corporation
June 12, 2008
Page 4

with questions about engineering comments. Please contact me at (202) 551-3740 with
any other questions.

Sincerely,

H. Roger Schwall
Assistant Director